UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

EXACTTARGET, INC.

(Name of subject company (Issuer))

EXCALIBUR ACQUISITION CORP.

a wholly owned subsidiary of

SALESFORCE.COM, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0005 per share	30064K105
(Title of classes of securities)	(CUSIP number of common stock)

Burke F. Norton, Esq.

Executive Vice President and Chief Legal Officer

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901–7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Martin W. Korman, Esq.

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,639,990,338	$360,094.68

(1)	The transaction value was calculated by adding the sum of (i) 69,646,539 outstanding shares of common stock, par value $0.0005 per share, of ExactTarget, Inc. (“Shares”) multiplied by the offer price of $33.75 per share; (ii) 526,825 Shares subject to outstanding restricted stock units multiplied by the offer price of $33.75 per share; and (iii) 11,078,275 Shares issuable pursuant to outstanding options multiplied by an amount equal to $33.75 minus the weighted average exercise price for such options of $9.23 per share. The calculation of the filing fee is based on information provided by ExactTarget, Inc. as of May 31, 2013.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2013 issued by the Securities and Exchange Commission on August 31, 2012, by multiplying the transaction valuation by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$360,094.68	Filing Party:	salesforce.com, inc.
Form of Registration No.:	Schedule TO	Date Filed:	June 12, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) is filed by (i) Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“salesforce.com”), and (ii) salesforce.com. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 12, 2013 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0005 per share (the “Shares”), of ExactTarget, Inc., a Delaware corporation (“ExactTarget”), at a purchase price of $33.75 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 12, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchase (as amended and supplemented hereby) is hereby incorporated by reference in answer to Items 1 through 11 and Item 13 of the Schedule TO and is amended and supplemented by the information specifically provided in this Amendment.

This Amendment is being filed to disclose the results of the Offer.

Amendment to Offer to Purchase

Item 11 of the Offer to Purchase is hereby amended and supplemented by adding the following to the end thereof:

“The offering period for the Offer, the Offer and withdrawal rights expired at midnight, New York City Time, on Wednesday, July 10, 2013. The Depositary for the Offer has advised salesforce.com and Purchaser that, as of such time, an aggregate of approximately 64,237,892 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 89.7% of the Shares then outstanding. In addition, as of such time Notices of Guaranteed Delivery had been delivered with respect to approximately 1,601,949 Shares, representing approximately 2.2% of the Shares then outstanding. The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition that more than 50% of the then outstanding Shares be validly tendered and not properly withdrawn prior to the expiration of the Offer. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for in accordance with the terms of the Offer, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Purchaser currently intends to exercise the Top-Up Option to purchase from ExactTarget a number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by saleforce.com and Purchaser at the time of such exercise, constitute one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares).

Following the exercise of the Top-Up Option, Purchaser expects to effect the Merger pursuant to the “short-form” merger procedures set forth in Section 253 of the DGCL. As a result of the Merger, Purchaser will be merged with and into ExactTarget, with ExactTarget surviving the Merger as a wholly owned subsidiary of salesforce.com.

At the Effective Time, all remaining issued and outstanding Shares not tendered in the Offer (other than (A) Shares owned by salesforce.com, Purchaser or ExactTarget, or by any subsidiary of salesforce.com, Purchaser or ExactTarget, in each case immediately prior to the Effective Time (whether pursuant to the Offer or otherwise), and (B) Shares owned by stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly exercised their appraisal rights in respect of such Shares) will be cancelled and extinguished and automatically converted into the right to receive the same cash price of $33.75 per Share paid in the Offer, without interest thereon and less any applicable withholding taxes.

Following the Merger, all Shares will be delisted and will cease to trade on the New York Stock Exchange.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(iv)	Press Release issued by salesforce.com on July 11, 2013.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXCALIBUR ACQUISITION CORP.

By:	/s/ Sam Fleischmann
Name:	Sam Fleischmann
Title:	President

SALESFORCE.COM, INC.

By:	/s/ Burke F. Norton
Name:	Burke F. Norton
Title:	Executive Vice President and Chief Legal Officer

Dated: July 11, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 12, 2013.* †

(a)(1)(ii)	Form of Letter of Transmittal.* †

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(vi)	Form of Summary Advertisement as published on June 12, 2013, in The Wall Street Journal. †

(a)(5)(i)	Press Release issued by salesforce.com on June 4, 2013. (1)

(a)(5)(ii)	Press Release issued by salesforce.com on June 12, 2013. †

(a)(5)(iii)	Press Release issued by salesforce.com on June 25, 2013. †

(a)(5)(iv)	Press Release issued by salesforce.com on July 11, 2013.

(b)	Commitment Letter, dated as of June 3, 2013, among salesforce.com, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. (2)

(d)(1)	Acquisition Agreement, dated as of June 3, 2013, by and among salesforce.com, Purchaser and ExactTarget. (3)

(d)(2)	Form of Support Agreement. (4)

(d)(3)	Confidentiality Agreement, dated as of November 5, 2012, by and between salesforce.com and ExactTarget. †

(d)(4)	Amendment to Confidentiality Agreement Dated November 5, 2012, dated as of May 15, 2013, by and between salesforce.com and ExactTarget. †

(d)(5)	Exclusivity Agreement, dated as of May 25, 3013, 2013, by and between salesforce.com and ExactTarget. †

(d)(6)	Form of Executive Welcome Letter. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(2)	Incorporated by reference to Exhibit 10.2 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013
(3)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.
(4)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by salesforce.com, inc. on June 4, 2013.